Exhibit 99.3

23 May 2013

James Hardie Industries plc

Results for the 4th Quarter and Full Year Ended 31 March 2013

	Three Months and Full Year Ended 31 March
US GAAP - US$ Millions	Q4 FY13		Q4 FY12		% Change	FY13		FY12		% Change
Net Sales
USA and Europe Fibre Cement		$236.8		$220.7	7		$951.4		$862.0	10
Asia Pacific Fibre Cement		90.0		88.6	2		369.9		375.5	(2)

Total Net Sales		$326.8		$309.3	6		$1,321.3		$1,237.5	7
Cost of goods sold		(225.0)		(213.7)	(5)		(902.0)		(830.5)	(9)

Gross profit		101.8		95.6	6		419.3		407.0	3
Selling, general and administrative expenses		(58.0)		(48.9)	(19)		(218.6)		(191.0)	(14)
Research & development expenses		(9.4)		(8.8)	(7)		(37.2)		(30.4)	(22)
Asset impairments		(11.1)		(14.3)	22		(16.9)		(14.3)	(18)
Asbestos adjustments		(131.6)		(31.0)	—		(117.1)		(15.8)	—

EBIT		(108.3)		(7.4)	—		29.5		155.5	(81)
Net interest income (expense)		0.1		(3.7)	—		2.4		(7.4)	—
Other income		0.6		3.5	(83)		1.8		3.0	(40)

Operating (loss) profit before income taxes		(107.6)		(7.6)	—		33.7		151.1	(78)
Income tax benefit		38.1		488.3	(92)		11.8		453.2	(97)

Net operating (loss) profit		$(69.5)		$480.7	—		$45.5		$604.3	(92)

(Loss) earnings per share - diluted (US cents)		(15.8)		109.8	—		10.3		138.0	(93)

Volume (mmsf)
USA and Europe Fibre Cement		379.8		351.2	8		1,488.5		1,331.8	12
Asia Pacific Fibre Cement		96.2		94.1	2		393.7		392.3	—

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	623	US$	628	(1)	US$	639	US$	647	(1)
Asia Pacific Fibre Cement	A$	900	A$	891	1	A$	911	A$	916	(1)

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 18. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability expenses”, “Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 4th quarter and the full year of the current fiscal year versus the 4th quarter and the full year of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	1

Total Net Sales

Total net sales for the quarter increased 6% compared to the prior corresponding quarter from US$309.3 million to US$326.8 million. For the full year, total net sales increased 7% from US$1,237.5 million to US$1,321.3 million.

For the quarter, net sales were favourably impacted by higher sales volume in both the USA and Europe and Asia Pacific Fibre Cement segments and a higher average net sales price in the Asia Pacific Fibre Cement segment, partially offset by a lower average net sales price in the USA and Europe Fibre Cement segment.

For the full year, revenue was favourably impacted by higher sales volume in the USA and Europe segment, partially offset by a lower average net sales price in both the USA and Europe segment and the Asia Pacific segment.

USA and Europe Fibre Cement

Quarter

Net sales increased 7% from US$220.7 million to US$236.8 million due to higher sales volume, partially offset by a lower average net sales price. Sales volume increased 8% from 351.2 million square feet in the prior corresponding quarter to 379.8 million square feet due to increased activity in both single-family and multi-family market segments relative to the prior corresponding quarter.

The average net sales price decreased 1% from US$628 per thousand square feet to US$623 per thousand square feet, which was primarily a result of increased sales volume in price-sensitive segments of the market, including multi-family and starter homes, when compared to the prior corresponding quarter.

Full year

Net sales increased 10% from US$862.0 million in the prior corresponding period to US$951.4 million due to higher sales volume, partially offset by a lower average net sales price. Sales volume increased 12% from 1,331.8 million square feet to 1,488.5 million square feet, reflecting increased activity in the new construction and repair and remodel markets in the US, when compared with the prior corresponding period.

The average net sales price decreased 1% from US$647 per thousand square feet to US$639 per thousand square feet. The lower average net sales price during the full year was consistent with the decrease during the quarter, as discussed above.

Discussion

For the quarter, USA and Europe Fibre Cement EBIT increased from US$22.1 million in the prior corresponding quarter to US$26.7 million. USA and Europe Fibre Cement EBIT was impacted by higher sales volume, lower input costs and lower asset impairment charges, partially offset by a lower average net sales price, higher fixed manufacturing costs, an unfavourable shift in product mix and increased organisational costs to enhance capability in anticipation of an improved operating environment in the US housing market, compared to the prior corresponding period.

For the full year, USA and Europe Fibre Cement EBIT decreased from US$148.4 million in the prior corresponding period to US$145.6 million. The decrease in EBIT for the full year was primarily driven by increased organisational costs in anticipation of higher activity levels and higher asset impairment charges, as discussed below, a lower average net sales price, an increase in fixed manufacturing costs and an unfavourable shift in product mix, partially offset by higher net sales volume and lower input costs (primarily pulp and freight).

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	2

For the quarter, USA and Europe Fibre Cement EBIT excluding asset impairment charges increased 4% from US$36.4 million in the prior corresponding quarter to US$37.8 million. For the full year, USA and Europe Fibre Cement EBIT excluding asset impairment charges decreased slightly from US$162.7 million in the prior corresponding period to US$162.5 million.

At US$897 per ton, the average Northern Bleached Softwood Kraft (“NBSK”) pulp price in the quarter was 3% higher than in the corresponding quarter last year. For the full year, the NBSK pulp price was 8% lower at US$878 per ton, when compared to the prior year.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 135,200 in the March 2013 quarter, 28% above the March 2012 quarter. Industry data indicates that gains in both single-family and multi-family production are expected to continue to improve during calendar year 2013. Further, the National Association of Home Builders (“NAHB”) reported a remodeling market index (“RMI”) of 49 in the quarter ended 31 March 2013, compared to 47 in the quarter ended 31 March 2012. These increases in activity in both the new construction and remodeling markets in the US follow consistent gains in builder and consumer confidence. The company continues to expect improvement in the overall US housing market to occur steadily over a protracted period.

In anticipation of improved market demand, the company expects to incur capital expenditures during fiscal year 2014 that will expand production capacity in the USA and Europe Fibre Cement segment.

Asia Pacific Fibre Cement

Quarter

Net sales increased 2% to US$90.0 million compared with US$88.6 million in the prior corresponding quarter. Depreciation of Asia Pacific business currencies compared to the US dollar led to a 1% decrease in US dollar net sales. In Australian dollars, net sales increased 3% due to higher sales volume and an increase in the average net sales price compared to the prior corresponding quarter.

Full year

Net sales decreased 2% to US$369.9 million compared with US$375.5 million in the prior corresponding period. Depreciation of Asia Pacific business currencies compared to the US dollar led to a 2% decrease in US dollar net sales. In Australian dollars, net sales remained relatively flat due to a slight increase in sales volume, offset by a decrease in the average net sales price.

Discussion

According to Australian Bureau of Statistics data, the total number of dwellings approved for the quarter ended 31 March 2013 were 34,300, 5% above the prior corresponding period. For the full year, the total number of dwellings approved were 155,100, an increase of 4% compared with the prior year. However, approvals for detached houses, which are the primary driver of the Asia Pacific business’ net sales, were 21,000 and 89,700 for the quarter and full year, a decrease of 3% and 5% in the quarter and full year, respectively when compared to the prior corresponding periods.

Sales volume in the Australian business increased in the quarter compared with the previous corresponding quarter, but decreased in the full year ended 31 March 2013. The lower sales revenues of the Australian business relative to the prior corresponding full year continue to reflect an increasingly competitive operating environment.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	3

For both the quarter and full year, excluding New Zealand product liability expenses, the New Zealand business’ earnings increased when compared to the prior corresponding periods. The New Zealand business’ full year results reflect an improved operating environment.

The Philippines business’ sales volume decreased slightly in the quarter, but increased in the twelve months ended 31 March 2013, compared to the prior corresponding periods. The average net sales price for both the quarter and full year increased slightly compared to the prior corresponding quarter and full year. Overall, the Philippines business contributed slightly lower earnings during both the quarter and full year, compared to the prior corresponding periods.

Gross Profit

Quarter

Gross profit for the quarter increased 6% from US$95.6 million to US$101.8 million. The gross profit margin increased 0.3 percentage points from 30.9% to 31.2%.

USA and Europe Fibre Cement gross profit increased 10% and gross margin increased 0.8 percentage points compared to the prior corresponding quarter. Gross margin was unfavourably impacted by 1.1 percentage points due to an increase in fixed manufacturing costs, 0.2 percentage points due to lower average net sales price and 0.2 percentage points due to an unfavourable shift in product mix, partially offset by 0.7 percentage points due to lower input costs.

Asia Pacific Fibre Cement gross profit decreased 2% and gross margin decreased 1.2 percentage points compared to the prior corresponding quarter. Gross margin was unfavourably impacted by 1.7 percentage points due to an unfavourable shift in product mix, 1.4 percentage points due to an unfavourable shift in plant performance, 0.7 percentage points due to an increase in fixed manufacturing costs, partially offset by 1.2 percentage points due to an increase in sales volume, 1.0 percentage points due to lower input costs (primarily pulp) and 0.4 percentage points due to a favourable shift in geographic mix.

Full year

Gross profit for the full year increased 3% to US$419.3 million, compared to US$407.0 million in the prior corresponding period. Gross profit margin decreased 1.2 percentage points from 32.9% to 31.7%.

USA and Europe Fibre Cement gross profit increased 7% and gross margin decreased 1.0 percentage point, compared to the same period last year. Gross margin was unfavourably impacted by 1.8 percentage points due to lower average net sales price, 1.3 percentage points due to an increase in fixed manufacturing costs and 0.2 percentage points due to an unfavourable shift in product mix, partially offset by 1.7 percentage points due to lower input costs (primarily pulp and freight).

Asia Pacific Fibre Cement gross profit decreased 6% compared to the same period last year and gross margin decreased 1.5 percentage points. Gross margin was unfavourably impacted by 0.6 percentage points due to an unfavourable shift in plant performance, 0.6 percentage points due to higher fixed manufacturing costs, 0.4 percentage points due to an unfavourable shift in product mix and 0.1 percentage points due to unfavourable foreign currency movements, partially offset by 0.1 percentage points due to an increase in sales volume and 0.1 percentage points due to lower input costs (primarily pulp).

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	4

Selling, General and Administrative (SG&A) Expenses

Quarter

SG&A expenses increased 19% from US$48.9 million in the prior corresponding quarter to US$58.0 million. Compared to the prior corresponding quarter, SG&A expenses were unfavourably impacted by higher employment and marketing costs to enhance organisational capabilities in anticipation of higher product demand in the USA & Europe Fibre Cement segment. Further, SG&A expenses were also unfavourably impacted by the increase in general corporate costs (described below), partially offset by a lower provision for New Zealand product liability expenses. These product liability expenses decreased from US$3.4 million in the prior corresponding quarter to nil in the current quarter. As a percentage of sales, SG&A expenses increased from 15.8% to 17.7%. Excluding legacy New Zealand product liability expenses, as a percentage of sales, SG&A expenses increased from 14.7% to 17.7% compared to the prior corresponding quarter.

SG&A expenses for the quarter and prior corresponding quarter included non-claims handling related operating expenses of Asbestos Injuries Compensation Fund (“AICF”) of US$0.5 million.

Full year

SG&A expenses increased 14%, from US$191.0 million in the prior corresponding period to US$218.6 million. Compared to the prior corresponding year, SG&A expenses were unfavourably impacted by higher employment and marketing costs to strengthen organisational capabilities in anticipation of higher product demand in the USA & Europe Fibre Cement segment. Additionally, SG&A expenses for the full year included US$13.2 million related to the provision for certain New Zealand product liability claims that now have reduced access to third party recoveries to cover a portion of the costs incurred to resolve these claims. These legacy product liability claims are related to buildings that were primarily constructed during calendar years 1998 to 2004. During the prior fiscal year the company incurred US$5.4 million in expenses associated with these product liability claims. These increases were partially offset by a decrease in general corporate costs (described below). SG&A expenses for the full year were favourably impacted by a US$5.5 million foreign exchange gain and a recovery of US$2.7 million (A$2.6 million) for legal costs associated with the conclusion of RCI Pty Ltd’s (“RCI”) disputed amended tax assessment with the Australian Tax Office (“ATO”). As a percentage of sales, SG&A expenses increased 1.1 percentage points to 16.5%. As a percentage of sales, SG&A expenses excluding legacy New Zealand product liability expenses increased from 15.0% to 15.5% when compared to the prior corresponding period.

SG&A expenses for the full year included non-claims handling related operating expenses of AICF of US$1.7 million, compared to US$2.8 million in the prior corresponding period.

New Zealand Ministry of Education

On 16 April 2013, the New Zealand Ministry of Education filed a ‘representative action’ in the New Zealand High Court against two of the company’s New Zealand subsidiaries and other third parties in relation to various New Zealand school buildings. The company is not yet able to determine the amount or range of loss, if any, that the company’s New Zealand subsidiaries may become liable for in future periods. Accordingly, the company has not recorded a provision for the New Zealand Ministry of Education claim as of 31 March 2013. However, losses and expenses arising from defending and resolving this claim may have a material adverse effect on the company’s financial position, results of operations and cash flows in future periods.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	5

ASIC Proceedings

In April 2013, ASIC commenced without prejudice discussions with the Company, former non-executive directors and a former officer in relation to the amount of costs payable to ASIC under some of the various costs orders made in these proceedings. In respect of the costs orders made against the Company and the related indemnification payments, the Company has recorded a provision of US$2.1 million at 31 March 2013. The Company notes that other recoveries may be available, including as a result of repayments by former directors in accordance with the terms of their indemnity agreements. Losses and expenses in future periods from these proceedings are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Readers are referred to Note 13 of the company’s 31 March 2013 Consolidated Financial Statements for further information on matters relating to New Zealand product liability expenses, the New Zealand Ministry of Education claim and ASIC proceedings.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development (“R&D”) segment rather than attributed to individual business units. These costs were 13% higher for the quarter at US$6.0 million, compared to US$5.3 million in the corresponding quarter of the prior year and 26% higher for the full year at US$23.6 million, compared to US$18.7 million in the prior corresponding period.

Other R&D costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 3% lower for the quarter at US$3.4 million, compared to US$3.5 million in the prior corresponding quarter, and 16% higher for the full year at US$13.6 million, compared to US$11.7 million in the prior corresponding periods.

The increase in R&D expenses during the fourth quarter and full year are a result of the company’s continued investment in core R&D projects. In addition, R&D headcount increased compared to the prior corresponding periods as a result of the company opening a new R&D facility in Chicago during the current financial year.

Asset Impairments

The company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the company’s ability to meet market demand. For the quarter and full year, the company recorded asset impairment charges of US$11.1 million and US$16.9 million, respectively, in the USA and Europe Fibre Cement segment.

During the fourth quarter, the company made the decision that it would not re-open its Blandon, Pennsylvania plant. As a result, the company recorded impairment charges of US$4.4 million on related building, land and manufacturing equipment at the Blandon plant during the fourth quarter. The remaining asset impairment charges of US$12.5 million included US$2.8 million related to redundant equipment that is no longer being utilised to manufacture products and US$9.7 million related to manufacturing equipment that is in the process of being replaced by plant and equipment with enhanced capability in order to expand production capacity in anticipation of the continued recovery in the US housing market.

During the prior corresponding quarter and full year, the company recorded an asset impairment charge of US$14.3 million related to machinery and equipment in the USA and Europe Fibre Cement segment.

Readers are referred to Note 7 of the company’s 31 March 2013 Consolidated Financial Statements for further information on asset impairments.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	6

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (“AFFA”).

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

The discounted central estimate of the asbestos liability increased from A$1.580 billion at 31 March 2012 to A$1.694 billion at 31 March 2013. The increase in the discounted central estimate of A$114 million is primarily due to lower discount rates, an increase in the incidence of nil claims and an increase in the projected future number of claims to be reported for a number of disease types, partially offset by a decrease in the average claim settlement amount, and a decrease in the expected rate of claim inflation in the near-term.

During the 2013 financial year, mesothelioma claims reporting activity has been above actuarial expectations for the first time since the 2009 financial year. One of the critical assumptions used to derive the discounted central estimate is the estimated peak year of mesothelioma disease claims, which was targeted for 2010/2011. Potential variation in this estimate has an impact much greater than other assumptions used to derive the discounted central estimate. For example, if the peak year of mesothelioma disease claims were estimated to occur in 2015/2016, the discounted central estimate could increase by approximately 45%.

For the quarters ended 31 March 2013 and 2012, the Australian dollar spot rate appreciated 0.5% and 2% against the US dollar, respectively. For the full year the Australian dollar spot rate appreciated slightly against the US dollar compared to a 1% depreciation during the corresponding period of the last year.

The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed at 31 March 2013. The asbestos adjustments for the quarters and full years ended 31 March 2013 and 2012 are as follows:

US$ Millions	Q4 FY13	Q4 FY12	FY13	FY12
Change in actuarial estimates	$(129.2)	$(9.6)	$(129.2)	$(9.6)
Write-back of insurance receivables	—	—	11.9	—
Effect of foreign exchange movements	(2.4)	(21.4)	0.2	(6.2)

Asbestos adjustments	$(131.6)	$(31.0)	$(117.1)	$(15.8)

Claims Data

For the quarter ended 31 March 2013, the number of new claims reported was 141 compared to 113 in the prior corresponding quarter. During the full year ended 31 March 2013, new claims of 542 were reported compared to 456 in the prior year. The current year claims of 542 are above actuarial expectations of 504 new claims for the full year ended 31 March 2013.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	7

There were 103 claims settled for the quarter ended 31 March 2013 compared to 100 claims settled during the quarter ended 31 March 2012. During the full year ended 31 March 2013, 519 claims were settled compared to 428 claims in the prior year. Claims settled of 519 during the current year are above actuarial expectations of 504 claims settled for the full year ended 31 March 2013.

The average claim settlement of A$231,000 for the full year ended 31 March 2013 was A$12,000 higher than the average claim settlement in the prior corresponding period. The increase in average claims settled is largely attributable to mesothelioma claims, which are more costly to settle and represented a larger proportion of total claims than in the prior corresponding period. However, average claim sizes for mesothelioma were below actuarial expectations for the period, with the average cost of settling other claims being in line with, or below, actuarial expectations for the period.

Asbestos claims paid totalled A$23.3 million and A$121.3 million for the quarter and full year ended 31 March 2013, respectively, compared to A$25.2 million and A$99.1 million during the same periods last year. Asbestos claims paid during the quarter of A$23.3 million were lower than the actuarial expectation of A$30.5 million, which was due to fewer overall claims settled during the fourth quarter compared to the first through third quarters of fiscal year 2013. The asbestos claims paid of A$121.3 million during the full year were consistent with expected claims paid of A$122.2 million.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 11 of the company’s 31 March 2013 Consolidated Financial Statements for further information on asbestos adjustments. Readers are also referred to the 31 March 2013 KPMG Actuarial Valuation Report which was released separately today by the company.

AICF Loan Facility

On 17 February 2012, AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under the secured standby loan facility and related agreements (the “Facility”) with the State of New South Wales, Australia. The initial drawing is reflected on the consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2012.

On 2 April 2012, in accordance with arrangements agreed with the NSW Government and AICF, the Company made an early contribution of US$138.7 million ($A132.3 million) to AICF in respect of the Company’s free cash flow for the year ended 31 March 2012. A further contribution of US$45.4 million (A$45.2 million) was contributed on 2 July 2012. Total contributions for the year ended 31 March 2013 were US$184.1 million (A$177.5 million).

Readers are referred to Note 11 of the company’s 31 March 2013 Consolidated Financial Statements for further information on the AICF loan facility.

EBIT

EBIT for the quarter decreased from a loss of US$7.4 million in the prior corresponding quarter to a loss of US$108.3 million. EBIT for the quarter included unfavourable asbestos adjustments of US$131.6 million, AICF SG&A expenses of US$0.5 million, asset impairments of US$11.1 million, ASIC expenses of US$2.1 million and New Zealand product liability expenses of nil. For the corresponding quarter of the prior year, EBIT included unfavourable asbestos adjustments of US$31.0 million, AICF SG&A expenses of US$0.5 million, asset impairments of US$14.3 million, ASIC expenses of US$0.1 million and New Zealand product liability expenses of US$3.4 million, as shown in the table below.

EBIT for the full year decreased to US$29.5 million, compared to US$155.5 million in the prior corresponding period. EBIT for the full year included unfavourable asbestos adjustments of US$117.1 million, AICF SG&A expenses of US$1.7 million, asset impairments of US$16.9 million, ASIC expenses of US$2.6 million and New Zealand product liability expenses of US$13.2 million. For the corresponding

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	8

period of the prior year, EBIT included unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million, asset impairments of US$14.3 million, ASIC expenses of US$1.1 million and New Zealand product liability expenses of US$5.4 million, as shown in the table below.

EBIT - US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY13	Q4 FY12	% Change	FY13	FY12	% Change
USA and Europe Fibre Cement	$37.8	$36.4	4	$162.5	$162.7	—
Asia Pacific Fibre Cement	16.7	17.7	(6)	74.9	85.7	(13)
Research & Development	(6.9)	(5.5)	(25)	(26.0)	(20.7)	(26)
Asset impairments	(11.1)	(14.3)	22	(16.9)	(14.3)	(18)
New Zealand product liability expenses	—	(3.4)	—	(13.2)	(5.4)	—
General Corporate:
General corporate costs	(12.7)	(6.8)	(87)	(33.0)	(33.9)	3
Asbestos adjustment charges	(131.6)	(31.0)	—	(117.1)	(15.8)	—
AICF SG&A expenses	(0.5)	(0.5)	—	(1.7)	(2.8)	39

EBIT	(108.3)	(7.4)	—	29.5	155.5	(81)

Excluding:

Asbestos:
Asbestos adjustments	131.6	31.0	—	117.1	15.8	—
AICF SG&A expenses	0.5	0.5	—	1.7	2.8	(39)
Asset Impairments	11.1	14.3	(22)	16.9	14.3	18
ASIC expenses	2.1	0.1	—	2.6	1.1	—
New Zealand product liability expenses	—	3.4	—	13.2	5.4	—

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	$37.0	$41.9	(12)	$181.0	$194.9	(7)

Net sales	$326.8	$309.3	6	$1,321.3	$1,237.5	7

EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	11.3%	13.5%		13.7%	15.7%

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT excluding asset impairment charges for the quarter increased 4% from US$36.4 million in the prior corresponding quarter to US$37.8 million.

Including asset impairment charges, USA and Europe Fibre Cement EBIT for the quarter increased 21% from US$22.1 million in the prior corresponding period to US$26.7 million. The increase in EBIT for the quarter was primarily driven by higher sales volume and lower input costs, partially offset by a lower average net sales price, higher fixed manufacturing costs, an unfavourable shift in product mix, increased organisational costs to enhance capability in anticipation of an improved operating environment in the US housing market and lower asset impairment charges, compared to the prior corresponding period.

For the full year, USA and Europe Fibre Cement EBIT excluding asset impairment charges decreased slightly from US$162.7 million in the prior corresponding period to US$162.5 million.

Including asset impairment charges, EBIT for the full year decreased 2% from US$148.4 million in the prior corresponding year to US$145.6 million. The decrease in EBIT for the full year was primarily driven by increased organisational costs in anticipation of higher activity levels, higher asset impairment charges, a lower average net sales price, an increase in fixed manufacturing costs and an unfavourable shift in product mix, partially offset by lower input costs (primarily pulp and freight).

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	9

For the quarter, the USA and Europe Fibre Cement EBIT margin excluding asset impairment charges was 0.5 percentage points lower at 16.0%. For the full year, the USA and Europe Fibre Cement EBIT margin excluding asset impairment charges was 1.8 percentage points lower at 17.1%.

Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses for the quarter decreased 6% from US$17.7 million to US$16.7 million compared to the corresponding quarter of the prior year.

Including New Zealand product liability expenses, Asia Pacific Fibre Cement EBIT for the quarter increased 17% from US$14.3 million in the prior corresponding period to US$16.7 million, of which 1% was attributable to the depreciation of the Asia Pacific business’ currencies compared to the US dollars. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 18%, due to an increase in sales volume, lower input costs (primarily pulp), a favourable shift in geographic mix and lower SG&A expenses due to a decrease in New Zealand product liability expenses (as discussed below) compared to the prior corresponding quarter. These increases were partially offset by higher fixed manufacturing costs, an unfavourable shift in product mix, plant performance and foreign currency translation rates within the Asia Pacific Fibre Cement business.

For the full year, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses decreased 13% from US$85.7 million to US$74.9 million.

Including New Zealand product liability expenses, Asia Pacific Fibre Cement EBIT for the full year decreased 23% from US$80.3 million in the prior corresponding year to US$61.7 million of which 1% was attributable to the depreciation of Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT decreased 22% compared to the prior corresponding period, due to higher fixed manufacturing costs, an unfavourable shift in product mix, plant performance and foreign currency translation rates within the Asia Pacific Fibre Cement business and higher SG&A expenses due to an increase in New Zealand product liability expenses compared to the prior year (as discussed below). These decreases were partially offset by lower input costs (primarily pulp) and a slight increase in sales volume.

The Asia Pacific Fibre Cement EBIT margin excluding New Zealand product liability expenses was 1.4 percentage points lower for the quarter at 18.6%. For the full year, EBIT margin excluding New Zealand product liability expenses was 2.5 percentage points lower at 20.3%.

General Corporate Costs

General corporate costs for the quarter increased to US$12.7 million, compared to US$6.8 million in the prior corresponding quarter. General corporate costs for the quarter included ASIC expenses of US$2.1 million compared to US$0.1 million in the prior corresponding quarter. Excluding ASIC expenses, general corporate costs increased to US$10.6 million from US$6.7 million in the prior corresponding quarter. The remaining increase in general corporate costs during the quarter was due to an increase in legal costs.

For the full year, general corporate costs decreased to US$33.0 million, compared to US$33.9 million in the prior corresponding period. General corporate costs for the full year included ASIC expenses of US$2.6 million, partially offset by a recovery of legal costs of US$2.7 million and a foreign exchange gain of US$5.5 million following the conclusion of RCI’s disputed amended tax assessment with the ATO. During the prior corresponding period, general corporate costs included ASIC expenses of US$1.1 million. Excluding ASIC expenses, the recovery of legal costs and foreign exchange gain, general corporate costs for the full year increased from US$32.8 million to US$38.6 million, primarily due to an increase in legal costs and an increase in costs related to the company’s corporate structure simplification, as announced on 17 May 2011, compared to the prior corresponding period.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	10

Net Interest Income (Expense)

Net interest income (expense) moved from an expense of US$3.7 million in the prior corresponding quarter to income of US$0.1 million in the fourth quarter. Net interest income for the quarter included AICF interest income of US$1.4 million and other interest income of US$0.2 million, partially offset by interest and borrowing costs relating to the company’s external credit facilities of US$0.9 million and a realised loss of US$0.6 million on interest rate swaps. Net interest expense for the quarter ended 31 March 2012 included a realised loss of US$4.3 million on interest rate swaps and interest and borrowing costs relating to the company’s external credit facilities of US$0.8 million, partially offset by AICF interest income of US$1.1 million and other interest income of US$0.3 million.

For the full year, net interest income (expense) moved from an expense of US$7.4 million in the prior corresponding period to income of US$2.4 million. Net interest income for the full year included AICF interest income of US$7.0 million and other interest income of US$0.9 million, partially offset by interest and borrowing costs relating to the company’s external credit facilities of US$3.4 million and a realised loss of US$2.1 million on interest rate swaps. Net interest expense for the full year ended 31 March 2012 included a realised loss of US$7.5 million on interest rate swaps and interest and borrowing costs relating to the company’s external credit facilities of US$3.7 million, partially offset by AICF interest income of US$3.3 million and other interest income of US$0.5 million.

Other Income

Other income which relates solely to changes in the fair value of interest rate swap contracts, decreased to US$0.6 million compared to US$3.5 million in the corresponding quarter of the prior year.

For the full year, other income decreased from US$3.0 million in the prior corresponding period to US$1.8 million in the current year. This change is due solely to decreases in the fair value of interest rate swap contracts which were favourably impacted by an increase in medium-term US dollar interest rates in the full year.

Income Tax

Income Tax (Benefit) Expense

The company’s effective tax rate was 35.4% for the quarter compared to 6,425% in the prior corresponding quarter. The effective tax rate in the prior year was materially impacted by RCI’s successful appeal of the ATO’s disputed 1999 amended tax assessment, resulting in an income tax benefit of US$488.3 million, compared to an income tax benefit of US$38.1 million in the current quarter as further discussed below. During the current quarter, the effective tax rate was impacted by unfavourable asbestos adjustments of US$131.6 million and asset impairment charges of US$11.1 million. During the prior corresponding quarter, the effective tax rate was also impacted by unfavourable asbestos adjustments of US$31.0 million, asset impairment charges of US$14.3 million and New Zealand legacy product liability expenses of US$3.4 million.

The company’s effective tax benefit rate was 35.0% for the full year compared to an income tax benefit rate of 299.9% in the prior year. During the prior corresponding full year, the effective tax benefit rate was materially impacted by RCI’s successful appeal of the ATO’s disputed 1999 amended tax assessment, resulting in an income tax benefit of US$453.2 million, compared to an income tax benefit of US$11.8 million in the current year. The effective tax benefit rate in fiscal year 2013 was impacted by New Zealand product liability expenses of US$13.2 million, unfavourable asbestos adjustments of US$117.1 million and asset impairment charges of US$16.9 million. During the prior fiscal year, the effective tax benefit rate was also impacted by unfavourable asbestos adjustments of US$15.8 million, asset impairment charges of US$14.3 million and New Zealand legacy product liability expenses of US$5.4 million.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	11

Income tax expense excluding asbestos and tax adjustments for the quarter decreased from US$6.1 million in the prior corresponding quarter to US$5.6 million. The effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments increased from 15.0% in the prior corresponding quarter to 16.4% due to a higher proportion of taxable earnings in jurisdictions with higher statutory income tax rates.

For the full year, income tax expense excluding asbestos and tax adjustments decreased from US$42.9 million in the prior year to US$37.4 million. The effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments decreased from 23.1% in the prior year to 21.3% in the full year due to a lower proportion of taxable earnings in jurisdictions with higher tax rates.

Tax Adjustments

The company recorded net favourable tax adjustments of US$5.7 million and US$16.3 million for the quarter and full year, respectively, compared to net favourable tax adjustments of US$491.8 million and US$493.4 million for the prior corresponding quarter and full year, respectively.

Tax adjustments for the current and prior corresponding quarter and full year consist of adjustments in the value of provisions for uncertain tax positions and net tax benefits that the company anticipates will eventually become unavailable. Tax adjustments for the quarter and full year were also impacted by New Zealand product liability expenses and asset impairment charges, as discussed above. Tax adjustments for the prior corresponding quarter and full year include a net benefit relating to the 1999 disputed amended tax assessment with the ATO, as discussed below.

Australian Taxation Office (“ATO”) – 1999 Disputed Amended Assessment

During the year ended 31 March 2012, the company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which primarily included amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible and interest on overpayment of tax.

During the second quarter of the year ended 31 March 2013 RCI recovered A$2.6 million (US$2.7 million) for legal costs incurred which was recorded as income.

Net Operating Profit (Loss)

Net operating loss for the quarter was US$69.5 million, compared to a net operating profit of US$480.7 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments decreased from US$34.5 million in the prior corresponding quarter to US$30.7 million the quarter, as shown in the table below.

For the full year, net operating profit was US$45.5 million, compared to US$604.3 million for the corresponding period of the prior year. Net operating profit reflects, on a pre-tax basis, a US$5.5 million foreign exchange gain and a US$2.7 million legal cost recovery from the ATO, as discussed above. Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments decreased to US$140.8 million from US$144.3 million in the prior corresponding full year, as shown in the table below.

As noted above, net operating profit in the prior corresponding quarter and prior year included an income tax benefit of US$485.2 million arising from RCI’s successful appeal of a disputed amended tax assessment from the ATO, partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible. Readers are referred to Note 14 of the company’s 31 March 2012 Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	12

Net Operating Profit - US$ millions	Three Months and Full Year Ended 31 March
	Q4 FY13	Q4 FY12	% Change	FY13	FY12	% Change
Net operating (loss) profit	$(69.5)	$480.7	—	$45.5	$604.3	(92)

Excluding:
Asbestos:
Asbestos adjustments	131.6	31.0	—	117.1	15.8	—
AICF SG&A expenses	0.5	0.5	—	1.7	2.8	(39)
AICF interest income	(1.4)	(1.1)	(27)	(7.0)	(3.3)	—
Tax benefit related to asbestos adjustments	(38.0)	(2.6)	—	(32.9)	(2.7)	—
Asset impairments	11.1	14.3	(22)	16.9	14.3	18
ASIC expenses	2.1	0.1	—	2.6	1.1	—
New Zealand product liability expenses	—	3.4		13.2	5.4
Tax adjustments¹	(5.7)	(491.8)	99	(16.3)	(493.4)	97

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$30.7	$34.5	(11)	$140.8	$144.3	(2)

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	6.9	7.9	(13)	32.0	32.9	(3)

¹	The prior corresponding quarter and full year includes an income tax benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 14 of the company’s 31 March 2012 Consolidated Financial Statements for further information.

Cash Flow

Net operating cash flow decreased from US$387.2 million in the corresponding period of the prior year to US$109.3 million for the full year. The movement in net operating cash flow was primarily driven by the company’s current year tax payment of US$81.3 million in respect of the 2012 financial year compared to a cash refund of US$396.3 million which was received in the prior year. Both the tax payment and the cash refund arose from the conclusion of RCI’s disputed amended tax assessment with the ATO. Additionally, the company made a contribution to AICF of US$45.4 million (A$45.2 million) in July 2012, compared to the prior year contribution of US$51.5 million (A$48.9 million) and early contribution of US$138.7 million (A$132.3 million). The early contribution was reflected as restricted cash at 31 March 2012.

Further, net operating cash flows in the prior year included a tax refund of US$12.3 million and a payment of withholding taxes of US$35.5 million, arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

For the year ended 31 March 2013, net capital expenditures for the purchase of property, plant and equipment increased to US$59.7 million, compared to US$35.5 million in the prior year. The increase in capital expenditures is largely a result of investments made to fund facility upgrades and refurbishments of idled equipment in anticipation of a continuing recovery in the US housing market.

Dividends paid during the full year increased to US$188.5 million, reflecting a payment of US43.0 cents per security. During the prior corresponding year, the company paid a dividend to shareholders of US$17.4 million, reflecting a payment of US4.0 cents per security.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	13

Dividend and Future Shareholder Returns

The company today announced an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”). The FY2013 second half dividend and the FY2013 special dividend are declared in US currency and will be paid on 26 July 2013, with a record date of 28 June 2013.

The FY2013 second half dividend and the FY2013 special dividend, together totaling US37.0 cents per security, when added to the FY2013 first half ordinary dividend of US5.0 cents per security paid from earnings of the first half of financial year 2013, brings the full year dividend to US42.0 cents per security (approximately US$185.5 million). This equals the prior full year dividend of US42.0 cents per security (US$183.8 million).

The FY2013 second half dividend announced today represents an early increase in the company’s dividend payout ratio from between 20% and 30% to between 30% and 50% of net operating profit (excluding asbestos adjustments), which was announced in November 2012 to apply for financial year 2014 onwards. The special dividend represents amounts that were not utilised in the company’s share buyback program which expired in May 2013.

The company also announced today a new share buyback program to acquire up to 5% of its issued capital. The actual shares that the company may buyback will be subject to share price levels, consideration of the effect of the share buyback on return on equity, and capital requirements.

If and to the extent the company does not undertake share buybacks during FY2014 the company will consider further distributions to shareholders over and above those contemplated under the company’s dividend policy subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for financial year 2014.

Liquidity and Capital Resources

Excluding the AICF loan facility (which James Hardie is not a party to, guarantor of or security provider for), the company’s net cash position decreased from US$265.4 million at 31 March 2012 to US$153.7 million at 31 March 2013. During the full year, the company’s net cash position was materially impacted by dividend payments of US$188.5 million, a contribution to AICF of US$45.4 million (A$45.2 million) and a tax payment of US$81.3 million in respect of FY2012 which arose from the conclusion of RCI’s disputed amended tax assessment with the ATO in the fourth quarter of the prior financial year.

On 25 January 2013, the company paid a dividend to shareholders of US5.0 cents per security. The total amount of the FY2013 first half dividend was US$22.1 million. Additionally, on 23 July 2012, the company paid a dividend to shareholders of US38.0 cents per security. The total amount of the FY2012 second half dividend was US$166.4 million.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	14

At 31 March 2013, the company had credit facilities totalling US$405.0 million, of which none were drawn. The credit facilities are all uncollateralised and consist of the following:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	—	190.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	—	40.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	—	75.0	—

Total		$405.0	$—

The company draws on and repays amounts available under its term facilities throughout the financial year. During the quarter and year ended 31 March 2013, the company drew down US$330.0 million and repaid US$330.0 million under the company’s term facilities. The weighted average remaining term of the total credit facilities at 31 March 2013 was 3.1 years.

The Company replaced term facilities of US$230.0 million, which matured in March 2013, with new facilities totaling US$355.0 million; US$50.0 million of these facilities mature in February and March 2016, US$190.0 million mature in April 2016, US$40.0 million mature in March 2017 and US$75.0 million mature in April 2017, as noted in the table above.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company expects to expand production capacity in anticipation of the continued improvement of the operating environment and expects to incur significant capital expenditures to increase production capacity to meet anticipated demand increases in its major markets. The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash balances, unutilised committed credit facilities and anticipated future net operating cash flow.

New Australian Manufacturing Capacity

James Hardie has entered into a contract to acquire the land upon which its existing Carole Park, Brisbane manufacturing facility is located, together with the buildings on the site. In addition, the company will construct new manufacturing capacity on the site. Capital expenditure for the purchase of the property and the construction of new manufacturing capacity is estimated to be A$89.0 million.

The company expects to incur these capital expenditures over a two year period, with construction of the new manufacturing capacity commencing at the end of the first quarter of calendar year 2014, with production facilities projected to be fully operational in the first half of calendar year 2015.

The decision to invest in additional Australian fibre cement manufacturing capacity is in response to a long term trend in the Australian residential and commercial construction industries towards greater usage of composite building materials, of which James Hardie is a major beneficiary. The company

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	15

expects that this capital expenditure will allow it to service expected increases in demand for its products and also enable incremental capacity expansions in the Asia Pacific business at low capital costs in the medium term if required to meet future market demand.

The Carole Park facility was chosen as the preferred location for expansion as south-east Queensland delivers freight advantages, particularly as James Hardie enjoys strong market penetration in Queensland. Other expected benefits of the investment in the Carole Park facility include enhanced product differentiation and increased operating efficiencies, which are expected to result in manufacturing cost savings.

Production of building materials at our Rosehill plant in Sydney and of pipes at our Meeandah, Brisbane site will continue.

The company does not expect the planned capital expenditure to impact the amounts payable to the Asbestos Injuries Compensation Fund (“AICF”) in the short term. However, in the medium to long term, the company expects the increased capacity to generate increased earnings, and as a consequence, lead to increased net operating cashflows which will ultimately be to the benefit of AICF and asbestos claimants.

Asbestos Compensation

On 2 April 2012, the company made an advance payment of US$138.7 million (A$132.3 million) to AICF, approximately three months earlier than this amount would ordinarily have been contributed. This early contribution was made in accordance with arrangements agreed with the NSW Government and AICF and represents 35% of amounts received from the ATO by RCI, a wholly-owned subsidiary of the company. The company made a further contribution of approximately US$45.4 million (A$45.2 million) to AICF on 2 July 2012. Total contributions of US$184.1 million (A$177.5 million) in fiscal year 2013 represented 35% of the company’s free cash flow for financial year 2012, as defined by the AFFA.

Restricted cash and cash equivalents at 31 March 2012 reflected the early contribution to AICF of US$138.7 million (A$132.3 million). The determination of any contribution to AICF in respect of the year ended 31 March 2013 will reverse the effect of the increase in the company’s free cash flow resulting from the movement in restricted cash and cash equivalents to 31 March 2013 related to the early contribution. The company’s adjusted free cash flow for these purposes is net cash used by operating activities for the year ended 31 March 2013 of US$29.4 million (A$28.2 million). In accordance with the terms of the AFFA, the company does not anticipate making a contribution to AICF in respect of the year ended 31 March 2013.

From the time AICF was established in February 2007 through March 2013, the company has contributed A$599.2 million to the fund.

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	16

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation of 23 May 2013, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2012 with the SEC on 2 July 2012.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	17

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	18

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	19

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012

EBIT	$(108.3)	$(7.4)	$29.5	$155.5

Asbestos:
Asbestos adjustments	131.6	31.0	117.1	15.8
AICF SG&A expenses	0.5	0.5	1.7	2.8
Asset impairments	11.1	14.3	16.9	14.3
ASIC expenses	2.1	0.1	2.6	1.1
New Zealand product liability expenses	—	3.4	13.2	5.4

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	37.0	41.9	181.0	194.9
Net sales	$326.8	$309.3	$1,321.3	$1,237.5
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	11.3%	13.5%	13.7%	15.7%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012

Net operating (loss) profit	$(69.5)	$480.7	$45.5	$604.3

Asbestos:
Asbestos adjustments	131.6	31.0	117.1	15.8
AICF SG&A expenses	0.5	0.5	1.7	2.8
AICF interest income	(1.4)	(1.1)	(7.0)	(3.3)
Tax benefit related to asbestos adjustments	(38.0)	(2.6)	(32.9)	(2.7)
Asset impairments	11.1	14.3	16.9	14.3
ASIC expenses	2.1	0.1	2.6	1.1
New Zealand product liability expenses	—	3.4	13.2	5.4
Tax adjustments	(5.7)	(491.8)	(16.3)	(493.4)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$30.7	$34.5	$140.8	$144.3

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	20

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012
Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$30.7	$34.5	$140.8	$144.3
Weighted average common shares outstanding - Diluted (millions)	442.6	437.5	440.6	437.9

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	6.9	7.9	32.0	32.9

Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US $ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012

Operating (loss) profit before income taxes	$(107.6)	$(7.6)	$33.7	$151.1

Asbestos:
Asbestos adjustments	131.6	31.0	117.1	15.8
AICF SG&A expenses	0.5	0.5	1.7	2.8
AICF interest income	(1.4)	(1.1)	(7.0)	(3.3)
Asset impairments	11.1	14.3	16.9	14.3
New Zealand product liability expenses	—	3.4	13.2	5.4

Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability expenses	$34.2	$40.5	$175.6	$186.1

Income tax benefit	38.1	488.3	11.8	453.2
Asbestos:
Tax benefit related to asbestos adjustments	(38.0)	(2.6)	(32.9)	(2.7)
Tax adjustments	(5.7)	(491.8)	(16.3)	(493.4)

Income tax expense excluding asbestos and tax adjustments	(5.6)	(6.1)	(37.4)	(42.9)

Effective tax (benefit) rate	35.4%	6425.0%	(35.0%)	(299.9%)

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments	16.4%	15.0%	21.3%	23.1%

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	21

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012

EBIT	$(108.3)	$(7.4)	$29.5	$155.5
Depreciation and amortisation	13.2	17.4	61.2	65.2

Adjusted EBITDA	$(95.1)	$10.0	$90.7	$220.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012
General corporate costs	$12.7	$6.8	$33.0	$33.9

Excluding:
ASIC expenses	(2.1)	(0.1)	(2.6)	(1.1)
Intercompany foreign exchange gain	—	—	5.5	—
Recovery of RCI legal costs	—	—	2.7	—

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$10.6	$6.7	$38.6	$32.8

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	22

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012

Selling, general and administrative expenses	$58.0	$48.9	$218.6	$191.0
Excluding:
New Zealand product liability expenses	—	(3.4)	(13.2)	(5.4)

Selling, general and administrative expenses excluding New Zealand product liability expenses	$58.0	$45.5	$205.4	$185.6

Net Sales	$326.8	$309.3	$1,321.3	$1,237.5
Selling, general and administrative expenses as a percentage of net sales	17.7%	15.8%	16.5%	15.4%
Selling, general and administrative expenses excluding New Zealand product liability expenses as a percentage of net sales	17.7%	14.7%	15.5%	15.0%

Supplemental Financial Information

As set forth in Note 11 of the 31 March 2013 Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s Consolidated Financial Statements and related notes contained in the company’s 31 March 2013 Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	23

James Hardie Industries plc

Supplementary Financial Information

31 March 2013

(Unaudited)

(Millions of US dollars)	Total Fibre Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)

Restricted cash and cash equivalents - Asbestos	$—	$126.4	$126.4
Restricted short-term investments - Asbestos	—	7.1	7.1
Insurance receivable - Asbestos¹	—	231.6	231.6
Workers compensation asset - Asbestos¹	—	61.6	61.6
Deferred income taxes - Asbestos¹	—	452.7	452.7

Asbestos liability¹	$—	$1,693.7	$1,693.7
Workers compensation liability - Asbestos¹	—	61.6	61.6
Income taxes payable	31.9	(25.9)	6.0

Unfavourable asbestos adjustments	$—	$(117.1)	$(117.1)
Selling, general and administrative expenses	(216.9)	(1.7)	(218.6)
Net interest (expense) income	(4.6)	7.0	2.4
Income tax (expense) benefit	(21.1)	32.9	11.8

¹	The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on the company’s Consolidated Balance Sheets.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	24

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	25

company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY13	26